UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNEX HOLDINGS INC.

(Exact name of registrant as specified in its corporate charter)

333-228161

Commission File No.:

Nevada (State or other jurisdiction of Incorporation or Organization)	98-1353613 (I.R.S. Employer Identification No.)

Unex Holdings Inc.

31-A2, Jalan 5/32A

6 ½ Miles off Jalan Kepong

52000 Kuala Lumpur, Malaysia

(Address of Principal Executive Offices)

Tel. +603 6243 3379

(Registrant’s telephone number, including area code)

May 16, 2022

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF UNEX HOLDINGS INC. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

SCHEDULE 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us”, and “our” are to Unex Holdings Inc. and its consolidated subsidiaries, if any.

INTRODUCTION

You are receiving this Information Statement to inform the shareholders of UNEX Holdings, Inc. (the “Company”) of a change in control of the Company pursuant to a certain share transfer agreement (the “Agreement”) dated December 20, 2021 by and among Low Wai Koon (“Dr. Low”) and WKL Global Limited (“WKL Global), and a change in the majority of the board of directors of the Company (the “Board”) which occurred on December 20, 2021.

CHANGE IN CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested.

Pursuant to the terms of the Agreement, effective December 20, 2021 (the “Effective Date”), Dr. Low, the then sole executive officer and director of the Company and the owner of 2,000,000 restricted shares of the Company’s common stock representing 67.34% of the Company’s issued and outstanding common stock), sold his entire shareholding of the Company to WKL Global for an aggregate consideration of $100 (the “Transaction”). Upon completion of the Transaction, WKL Global then owned 2,000,000 shares, or approximately 67.34% of the issued and outstanding ordinary shares of the Company, which resulted in a change of control of the Company.

Subsequently, several transactions took place (together, the “Allotment Transactions”) whereby the Company issued and allotted in aggregate 98,809,323 shares of common stock to certain parties. On completion of the Allotment Transactions, the total number of issued and outstanding shares of common stock of the Company were 101,779,323:

(A) On December 20, 2021, Dr. Low and Chan Kok Wei entered into a share transfer agreement with WKL Eco Earth Holdings Pte. Ltd (“WKL Eco Earth Holdings”), pursuant to which Dr. Low and Chan Kok Wei agreed to sell all their ordinary shares of WKL Green Energy Sdn. Bhd to WKL Eco Earth Holdings in consideration for the allotment and issuance to WKL Global and Allegro Investment (BVI) Limited of 24,000 shares and 6,000 shares of common stock, respectively, or approximately 0.02% and 0.01% of the issued and outstanding ordinary shares of the Company, respectively.

(B) On December 20, 2021, Dr. Low, Chan Kok Wei, Ong Bee Chen and certain sellers (“WKLEE Sellers”) entered into a share transfer agreement with WKL Eco Earth Holdings, pursuant to which Dr. Low, Chan Kok Wei, Ong Bee Chen and WKLEE Sellers agreed to sell all their ordinary shares of WKL Eco Earth Sdn. Bhd. (“WKL Eco Earth”) to WKL Eco Earth Holdings in consideration for the allotment and issuance to WKL Global Limited, Allegro Investment (BVI) Limited and WKLEE Sellers of 49,320 shares, 8,280 shares and in aggregate 14,400 shares, respectively, of the common stock of the Company, or approximately 0.05%, 0.009% and in aggregate 0.014%, respectively, of the issued and outstanding ordinary shares of the Company.

(C) On December 20, 2021, Tan Soon Hock, Ivan Oh Joon Wern and certain relevant interest holders (“Relevant Interest Holders”) entered into an investment exchange agreement with WKL Eco Earth Holdings, pursuant to which the Tan Soon Hock, Ivan Oh Joon Wern and the Relevant Interest Holders agreed to sell all relevant interests in WKL Group to WKL Eco Earth Holdings in consideration for the allotment and issuance of 7,037,762 shares, 2,520,000 shares and in aggregate 6,001,794 shares, respectively, of the common stock of the Company, or approximately 6.91%, 2.48% and in aggregate 5.90%, respectively, of the issued and outstanding ordinary shares of the Company. WKL Group consist of EvoAir International Limited, the parent company of WKL Eco Earth Holdings, WKL Eco Earth, WKL Green Energy Sdn Bhd, EvoAir Manufacturing (M) Sdn Bhd, WKL EcoEarth Indochina Co. Ltd , WKL Guanzhe Green Technology Guangzhou Co Ltd and Evo Air Marketing (M) Sdn. Bhd.

(D) On December 20, 2021, Dr. Low entered into two deed of assignments of intellectual properties with WKL Eco Earth Holdings, in respect of Dr. Low’s patents relating to eco-friendly air-conditioner condenser (external unit) and the trademarks described in the deed of assignment thereunder, and in respect of Dr. Low’s patents relating to the portable air-conditioner e-Cond EVOTM and the trademarks as described in the deed of assignments thereunder (together, the “IP Assignments”). Pursuant to the IP Assignments, WKL Global Limited, Allegro Investment (BVI) Limited and certain nominees shall be allotted and issued 63,362,756 shares, 14,297,259 shares and in aggregate 5,487,752 shares, respectively of the Company’s common stock or approximately 62.25%, 14.05% and in aggregate 5.39%, respectively of the Enlarged Share Capital in consideration for the IP Assignments.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has outstanding a single class of securities: Common Stock, par value $0.001 per share, of which 101,779,323 shares were outstanding as of completion of the Transaction and the Allotment Transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the completion of the Transaction and the Allotment Transactions, regarding shares of the Company’s common stock beneficially owned by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our ordinary share, (ii) each director and executive officer, and (iii) all of our directors and executive officers as a group. As of December 21, 2021, we had 101,779,323 shares of ordinary share issued and outstanding. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

Name of Beneficial Owner	No. of Shares of Common Stock Beneficially Owned	Percentage of Common Stock
WKL Global Limited	65,436,076	64.9%
Allegro Investment (BVI) Limited	14,311,539	14.06%
Named Executive Officers, Directors and Directors
Low Wai Koon(1)	65,436,076	64.29%
Chan Kok Wei(2)	12,936,001	12.71%
Ong Bee Chen(3)	1,375,538	1.35%
Tan Soon Hock	7,037,762	6.91%
Ivan Oh Joon Wern	2,520,000	2.48%

(1) WKL Global Limited is wholly owned and controlled by Low Wai Koon

(2) Chan Kok Wei holds a 50% shareholding of Allegro Investment (BVI)

(3) Ong Bee Chen holds a 50% shareholding of Allegro Investment (BVI)

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THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF THE COMPANY’S DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGES TO THE BOARD OF DIRECTORS

On December 20, 2021, the Board of Directors of Unex Holdings Inc. appointed Chan Kok Wei, Ong Bee Chen, Goh Chuan Meng, Tan Soon Hock and Ivan Oh Joon Wern to join the Board of Directors of the Company, effective immediately.

The directors appointed to our Board of Directors were not prior members of the Board of Directors and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, the appointees have never been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information regarding our newly appointed directors and executive officers.

Name	Age	Positions
Chan Kok Wei	47	Executive Director/ Group Managing Director

Ong Bee Chen	45	Executive Director/ Chief Financial Officer

Goh Chuan Meng	36	Non-Executive Director

Tan Soon Hock	54	Non-Executive Director

Ivan Oh Joon Wern	28	Non-Executive Director

Chan Kok Wei

Mr. Chan, aged 47, is an executive director of the Group. Mr. Chan is a Co-founder and Group Managing Director of WKL Group since 2017. He is responsible for the general management, planning of overall strategy and day-to-day operations of the Group, development of the Group’s overall strategic plan, capital markets activities and corporate development initiatives. Mr. Chan has had 21 years of experience in general management, capital markets, wealth management, investment banking, corporate advisory, corporate development and investors relations experience in Asia. He is a Co-founder and Managing Director of Allegro Corporate Advisory Pte Ltd (“Allegro”) since 2015, an independent strategic and corporate advisory firm based in Singapore. Allegro provides advisory services relating to initial public offerings (“IPOs”), mergers and acquisitions (“M&A”), business and trade sales, strategic corporate transactions, and capital raising, which focuses on Southeast Asia and China. Mr. Chan was the Director of Corporate Development of ZingMobile Group Limited (“ZingMobile”) from 2012 to 2017, an Australian Securities Exchange (“ASX”)-listed mobile platform enabler responsible for the group’s corporate finance, business and corporate development as well as investors relation and stakeholder management. Mr. Chan was also a director of ZingMobile’s holding company, ZingMobile International Pte Ltd. Prior to joining ZingMobile group, he was a Vice President at BNP Paribas Wealth Management, Singapore from 2010 to 2012, and Vice President of CIMB Investment Bank, Malaysia from 2005 to 2010, providing wealth management solutions to high net worth individuals.

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Mr. Chan has listed company transaction experience including spearheading the IPO of Oilfield Workforce Group Ltd on ASX in 2013; reverse takeover exercise of ZingMobile Group Limited involving Pixie Entertainment Group Pte Ltd in 2015. Mr. Chan and his partner were credited for unlocking the shareholders’ value of the then ASX-listed company, Oilfield Workforce Group Ltd by restructuring the group through injecting a healthy business, Jack-In-Pile (M) Sdn Bhd, a Malaysian-based piling company and divesting the ailing oil and gas business. He was the Independent Non-Executive Director, Chairman of Audit Committee and Nomination Committee of Oilfield. Mr. Chan received a Master in Business Administration (Finance) from the Charles Sturt University, Australia in April 2003 and a Bachelor of Economics from The Australian National University, Australia in April 2000.

Mr. Chan received a Master in Business Administration (Finance) from the Charles Sturt University, Australia in April 2003 and a Bachelor of Economics from The Australian National University, Australia in April 2000.

Ong Bee Chen

Ms. Ong, aged 45, is an Executive Director and Group Chief Financial Officer of the Group. Ms. Ong was a co-founding team member of WKL Group since 2017. She is responsible for the planning, implementation, managing accounting and finance activities of WKL Group, including business planning, budgeting, forecasting and cashflow management, working alongside with CEO and Group Managing Director in formulating corporate strategies for the Group as well as spearheading the corporate exercises undertaken by the Group. Ms. Ong has 21 years of experience in general management, corporate finance, private equity, investment management, strategic and advisory, internal audit in Singapore and Malaysia. She is the Co-founder and Executive Director of Allegro since 2015, an independent strategic and corporate advisory firm based in Singapore. Allegro provides advisory services relating to IPO, M&A, business and trade sales, strategic corporate transactions, and capital raising, which focuses on Southeast Asia and China. Ms. Ong was an Associate Director of a Singapore-based private equity firm, where she was responsible for managing private equity investments (including origination, structuring, execution and divestments) in Emerging East Asia with China centric, which includes formulating value creation plans and bringing investee companies for listing and trade sale as part of exit strategies. During her tenure with investment banks and corporate and strategic advisory firms, she was widely involved in corporate finance transactions including cross-border mergers and acquisitions, reverse takeovers, initial public offerings and equity capital market transactions on ASX, Bursa Malaysia Securities Berhad and Stock Exchange of Hong Kong Limited. Ms Ong and her partner were credited for unlocking the shareholders’ value of an ASX-listed company, Oilfield Workforce Group Ltd by restructuring the group through injecting a healthy business, Jack-In-Pile (M) Sdn Bhd, a Malaysian-based piling company and divesting the ailing oil and gas business.

Ms. Ong graduated from The Australian National University with Bachelor of Commerce majoring in Accounting, Finance and sub-majoring in Economics in April 2000 and obtained Certified Practising Accountant status with CPA Australia since 2004.

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Goh Chuan Meng

Dr. Goh, aged 36, is an independent non-executive director of the Group. He has also served as the Technology Advisor for the WKL Group since 2017. Prior to joining the WKL Group, Dr. Goh had over 10 years’ experience in engineering and teaching. Dr. Goh is an assistant professor at the Universiti Tunku Abdul Rahman, Kampar since September 2017. From July 2014 to May 2016, Dr. Goh taught as a Graduate assistance at the Universiti Teknologi Petronas. From April 2014 to July 2014, Dr, Goh taught as a Physics Teacher at Tenby International School. From March 2013 to April 2014, Dr. Goh worked as a Senior Process Engineer at Finisar Berhad. From January 2010 to March 2013, Dr. Goh worked as an equipment engineer at Unisem (M) Berhad. From July 2009 to January 2010, Dr. Goh worked as a product engineer at Carsem (M) Berhad. Dr. Goh obtained both his doctorate degrees of Doctorate of Philosophy in Electronic and Electrical Engineering from the University of Technology Petronas, Tronoh, Perak and Doctorate of Philosophy in Electronic and Image Engineering from the University of Burgundy, Dijon, France in August 2017. Dr. Goh obtained his Master of Business Administration from the Universiti Utara Malaysia, Sintok in March 2016. Dr. Goh obtained his Master of Science in Electronic System (Honors Engineering from the University of Technology Petronas, Tronoh, Perak in May 2014. Dr. Goh obtained his Bachelor of Engineering (Hons) Mechanical from the University of Industry Selangor, Batang Berjuntai, Selangor in August 2009.

Tan Soon Hock

Mr. Tan, aged 54, is a Non-Executive Director of the Group. Mr Tan has had 24 years of experience in general management, business development, sales and marketing Mr. Tan is a director of Epic Ingredients Sdn Bhd. Since October 1998, where he is responsible for providing oversight to the board. Mr Tan’s role is to provide a creative contribution to the board by providing independent oversight and constructive challenge to the executive directors. Prior to acting as director to Epic Ingredients Sdn Bhd, Mr. Tan holds a Bachelor of Chemistry (Honours) from the University of Malaysia.

Ivan Oh Joon Wern

Mr. Oh, aged 28, is a Non-Executive Director of WKL Group. Mr. Oh had over 9 years experience in business development, finance and sales. Since September 2016, Mr. Oh has been the deputy chief financial officer of Tone Group International Sdn Bhd, a telecommunications company in Malaysia. Mr. Oh is a Marketing Manager of Bread Buddy PLT, a bakery located in Malaysia since February 2020. From March 2011 to August 2011, Mr. Oh was a sales executive at Apple Inc. in Malaysia. Mr. Oh obtained a Bachelor of International Business and Entrepreneurship from the University of Essex with Honours Class II (Division 1), United Kingdom in 2016.

No director of the Company received any compensation for services as director. We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. However, we intend to review and consider future proposals regarding board compensation.

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CORPORATE GOVERNANCE

Director Independence

Save for Goh Chuan Meng, none of our current directors are considered an independent director.

Committees of the Board of Directors

Our board of directors does not have any committees, as companies whose securities are traded on the OTC Pink Sheets are not required to have board committees. However, we expect to form the appropriate board committees and identify an audit committee financial expert in the future. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board of Directors.

Director Nominations

Our Board of Directors believe that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board of Directors does not have an expressed policy with regard to the consideration of any director candidates recommended by shareholders since the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board of Directors will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board of Directors does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Amounts due to shareholders

Amounts due to shareholders are non-interest bearing, unsecured, have no fixed repayment term, and are not evidenced by any written agreement. As of August 31, 2021, the Company reported amount due to shareholders of $52,481. As of February 28, 2022, the Company reported amount due to shareholders of $22,204.

ECo Awareness Sdn Bhd

ECo Awareness Sdn Bhd is related to a common shareholder. ECo Awareness Sdn Bhd was our main distributor for E-condLife product, Eco Awareness Sdn Bhd has been re-designated as distributor in October 2021.

The sales generated from ECo Awareness Sdn Bhd amounted to $13,425 and $0 during the six months ended February 28, 2022 and February 28, 2021, respectively. The accounts receivable from ECo Awareness Sdn Bhd amounted to $13,365 and $77,830 as of February 28, 2022 and August 31, 2021, respectively.

The purchases from ECo Awareness Sdn Bhd amounted to $16,222 and $0 during the six months ended February 28, 2022 and February 28, 2021, respectively. The accounts payable due to ECo Awareness Sdn Bhd amounted $7,916 and $70,650 as of August 31, 2021 and August 31, 2021, respectively.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal shareholders.

Stockholder Communications With Directors

Shareholders who want to communicate with our Board or any individual director can write to:

31-A2, Jalan 5/32A, 6 ½ Miles off Jalan Kepong, 52000 Kuala Lumpur, Malaysia

Telephone: +603 6243 3379

Your letter should indicate that you are a shareholder of our company. Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;
●	Attempt to handle the inquiry directly; or
●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officer Compensation

During the fiscal year ended August 31, 2021, our Board of Directors were not paid any compensation.

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board of Directors’ meetings, but they do not receive any other compensation for serving on the Board of Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file.

Based solely upon a review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes the Company's officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements applicable to them in the fiscal year ended August 31, 2021.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

UNEX HOLDINGS INC.

By:	/s/ Low Wai Koon
Name:	Low Wai Koon
Title:	Chairman, President and Chief Executive Officer (Principal Executive Officer)

Dated: May 16, 2022

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